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                                                                    EXHIBIT 99.2


                      [CANADIAN SUPERIOR ENERGY INC. LOGO]


For Immediate Release                                           December 6, 2004


               TSX REVIEWING CANADIAN SUPERIOR ENERGY INC. (SNG)


CALGARY, ALBERTA--Canadian Superior Energy Inc. (symbol: SNG) reports today that the Toronto Stock Exchange is reviewing the common shares of Canadian Superior with respect to meeting the requirements for continued listing. Canadian Superior is advised that the review is being done on an expedited basis and Canadian Superior intends to cooperate with the Toronto Stock Exchange in this regard.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:   (403) 216-2374
www.cansup.com